UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            FLEETCLEAN SYSTEMS, INC.
                 _________________________________________________
                                (Name of issuer)

                    Common Stock, par value $0.001 per share
                 _________________________________________________
                         (Title of class of securities)

                                  339036 10 5
                 _________________________________________________
                                 (CUSIP number)


                               Kenneth A. Phillips
                        P.O. Box 727 Hardin, Texas 77561
                             Hwy 834 East .7 miles
                                 (409) 298-9835
                          _____________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    11/29/99
                                _________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13g to report the acquisition which is the subject of this Schedule 13d, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with repsect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

CUSIP NO. 339036 10 5
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |            Jay G. Phillips
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |       PF, SC
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |       United States
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |       414,971
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |       None
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |       414,971
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |       None
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |       414,971
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |            5.3%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |            IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     SECURITY AND ISSUER.

            The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Fleetclean Systems, Inc. ("FLSY"), a Texas corporation, P.O. Box 727 Hardin, Texas 77561, Hwy 834 East .7 miles.

Item 2.     IDENTITY AND BACKGROUND.

            (a) Jay G. Phillips

            (b) P.O. Box 727 Hardin, Texas 77561, Hwy 834 East .7 miles.

            (c) Vice President of Customer Service

            (d) n/a

            (e) n/a

            (f) United States

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Includes (a) 120,000 shares issued for services rendered, and (b) 294,971 shares of Common Stock purchased by Mr. Phillips from the company.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) 414,971 shares        5.3%

            (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

            (c) None.

            (d) None.

            (e) None.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
            SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            n/a

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                  SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1999

                               /s/ JAY G. PHILLIPS
                               By: Jay G. Phillips